Exhibit 99.1

CLAUDE RESOURCES INC.
Information Circular
For the Annual General & Special Meeting of Shareholders
to be held on May 9, 2006

SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Corporation. The information contained herein is current as of March 13, 2006, unless otherwise indicated. The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on May 9, 2006, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the "Notice"). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of management will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Information Circular and the Form of Proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise uncompleted. The Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)
be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for such shareholder and on such shareholder’s behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or
(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On March 13, 2006, there were 72,670,013 common shares in the capital stock of the Corporation ("Common Shares") issued and outstanding. Each Common Share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The directors have fixed March 13, 2006, as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on March 13, 2006, shall be entitled to vote the Common Shares registered in such person’s name on that date, except to the extent that the person has transferred the ownership of any of such person’s shares after March 13, 2006 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that the transferee owns such shares and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

BUSINESS TO BE TRANSACTED AT THE MEETING

This proxy circular contains information relating to the receipt of the Corporation’s audited consolidated financial statements, the election of directors, the appointment of auditors and proposed amendments to the Corporation’s Bylaws and Employee Share Purchase Plan.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the financial statements for the most recently completed fiscal year of the Corporation together with the auditors' report on such financial statements. Reference is made to the financial statements and auditors' report with respect to the fiscal year ended December 31, 2005 which accompanies this Information Circular. Receipt and review, at the Meeting, of the auditors’ report and the Corporation's financial statements will not constitute approval or disapproval of any matters referred to therein. These audited consolidated financial statements form part of the 2005 Annual Report, copies of which may be obtained from the Corporate Secretary upon request and will be available at the Meeting.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, the persons named below. Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his or her successor is elected or appointed, unless his or her office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the representatives of management named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

The persons named below are Management’s nominees to the Board of Directors of the Corporation (the “Board”):

Name and Place of Residence	Number of Common Shares Beneficially Owned	Office Held and Time As Director	Principal Occupation	Other Public Board Directorships
Arnie E. Hillier(1) (2) (3) (4) Saskatoon, SK	147,800	Chairman of the Board since April, 2005; Director since April, 1996.	Businessperson.	Pacific & Western Credit Corp.; Wescan Goldfields Inc.; and Shore Gold Inc.
Jon R. MacNeill Calgary, AB	Nil	Director since June, 1982.	Businessperson.	None.
Neil McMillan Saskatoon, SK	200,000	CEO & President since March, 2004, previously President and Director since April, 1996	CEO & President of the Corporation.	Shore Gold Inc.; Cameco Corporation
Robert W. Termuende(1) (2) (3) (4) Fort Steele, BC	25,000	Director since June, 2003.	Businessperson.	None.
Ronald G. Walker(1) (2) (3) (4) Victoria, BC	Nil	Director since February, 1984.	President, Great Canadian Dollar Store Franchising Ltd., a franchisor of retail store outlets.	Shore Gold Inc.

(1)	Member of the Audit Committee
(2)	Member of the Nominating & Corporate Governance Committee
(3)	Member of the Compensation Committee
(4)	Member of the Oil & Gas Committee

All of the director nominees set forth above have been engaged for more than five years in their present principal occupations or executive positions except for Mr. Robert Termuende who joined the Board in June, 2003; Arnie E. Hillier who, until March 2004, was the Chief Executive Officer and Chief Financial Officer of the Corporation; and Neil McMillan who, until March 2004, was President of the Corporation.

DIRECTORS’ ATTENDANCE AT MEETINGS

The following tables summarize the meetings of the Board and its committees held for the year ended December 31, 2005, and the attendance of individual directors nominated for election at the Meeting.

Summary of Board and Committee Meetings Held

Board of Directors	10
Audit Committee	6
Compensation Committee	1
Oil and Gas Reserves Committee	1
Nominating and Corporate Governance Committee(1)	0

(1) The Corporation established the Nominating and Corporate Governance Committee effective December 31, 2005.

Summary of Director Attendance

Director	Board Meetings Attended	Committee Meetings Attended
Arnie E. Hillier	10 of 10	7 of 7
Jon R. MacNeill	10 of 10	8 of 8
Neil McMillan	10 of 10	5 of 8
Robert W. Termuende	10 of 10	8 of 8
Ronald G. Walker	9 of 10	7 of 7

Following certain meetings, the Board and its committees may conduct “in camera” sessions, at which no Management directors or members of management are present. The in camera sessions of the Board are held at such times as the independent directors or the Chairman of the Board determine advisable. The in camera sessions are intended not only to encourage the Board and its committees to fully and independently fulfill their mandates, but also to facilitate the performance of their fiduciary duties on behalf of shareholders of the corporation. During the year the Board held two in-camera meetings.

APPOINTMENT OF AUDITORS

Management of the Corporation recommends the reappointment of KPMGLLP Chartered Accountants as auditors of the Corporation. KPMGLLP Chartered Accountants were first appointed auditors in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMGLLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Board.

The aggregate fees for professional services rendered by KPMG LLP for the 2005 and 2004 fiscal years are shown in the table below:

	2005	2004
Audit fees	$92,616	$87,563
Audit related fees(1)	39,000	-
Tax fees(2)	3,750	19,400
All other fees	-	-
Total	$135,366	$106,963

(1)  Audit related fees are comprised of KPMGLLP services in respect of section 404 requirements of the Sarbanes-Oxley Act of 2002.
(2) Tax fees are comprised of KPMGLLP services in respect of tax compliance and tax planning.

The Audit Committee monitors and reviews the independence of its auditors on an on-going basis. In addition, the Committee has adopted processes for the pre-approval of engagements for services of its auditors. The Audit Committee’s policy requires pre-approval of all audit and non-audit services provided by the external auditor. All fees paid to the independent auditors for 2005 were approved in accordance with the pre-approval policy.

AMENDMENT TO BYLAWS

“The Corporation enacted each of Bylaw No. 1 and Bylaw No. 2 on or about April 3, 1980, each of which related generally to the conduct of affairs of the Corporation.

The Board believes that it is in the best interest of the Corporation to repeal and replace the said bylaws with new, updated bylaws which more closely reflect the Management of the Corporation, current corporate practices and recent changes to corporate legislation. On March 22, 2006, the Board approved the repeal of the said bylaws and the adoption of new bylaws (the "New Bylaws") to replace such bylaws. A copy of the New Bylaws is attached as Schedule “A”. Accordingly, the Company requests that its shareholders pass an ordinary resolution to confirm the repeal of Bylaws Nos. 1 and 2, each dated April 3, 1980, and the adoption of the New Bylaws in the following terms:

WHEREAS it is in the best interests of the Corporation that the amendment to the by-laws of the Corporation, being the repeal of the existing by-laws of the Corporation and the adoption of the form of by-laws approved by the Board on March 22, 2006, be confirmed by the shareholders of the Corporation;

BE IT RESOLVED THAT:

1.
The repeal of By-laws Nos. 1 and 2 of the Corporation, each dated April 3, 1980, and the adoption of the New Bylaws approved by the Board on March 22, 2006, be confirmed by the shareholders of the Corporation.

2.
The Secretary of the Corporation is hereby authorized and directed to execute the New Bylaws to evidence the confirmation by the shareholders of the Corporation and to do all such further acts and things and execute such further documents, agreements and other instruments as the Secretary of the Corporation may determine to be necessary or desirable to give effect to this resolution and the matters contemplated hereby, and the execution of any such documents, agreements or instruments and the doing of any such acts and things by the Secretary of the Corporation shall be deemed to be conclusive evidence of such determination.

The Board believes that the passing of these resolutions is in the best interests of the Corporation and recommends that the shareholders vote for the resolutions. If the ordinary resolution confirming the repeal of the Bylaws Nos. 1 and 2, each dated April 3, 1980, and the adoption of the New Bylaws is not passed by the shareholders, the New Bylaws will cease to be of force and effect as of the date of the Meeting and Bylaws Nos. 1 and 2, each dated April 3, 1980, will continue to be of force and effect as of the date thereof."

AMENDMENT TO EMPLOYEE SHARE PURCHASE PLAN

“The Corporation established a share purchase plan (the “Plan”) effective as of August 1, 1996. The Board proposes to amend the eligibility criteria of the Plan effective as of May 9, 2006. The Plan currently provides that an employee that participates in the management stock option incentive plan (the “MSOIP”) is not permitted to participate in the Plan if that employee has options for more than 10,000 shares vested under the MSOIP. The Board proposes that the number of allowable vested shares under the MSOIP be increased from 10,000 shares to 25,000 shares. A copy of the proposed amendment (the "Amendment") is attached as Schedule “B”.

The Amendment has the potential to broaden or increase insider participation in the Plan because the amendment increases the number of options an employee participating in the MSOIP may have before such employee loses eligibility under the Plan.

The Board believes that the Plan is a useful incentive for attracting and retaining experienced and knowledgeable candidates for employment with the Corporation, including directors and senior management. Accordingly, the Corporation requests that its shareholders pass an ordinary resolution in the following terms:

WHEREAS it is in the best interests of the Corporation to amend the Plan to increase the number of vested shares that an employee may have under the MSOIP before such employee is not allowed to participate in the Plan from 10,000 shares to 25,000 shares.

BE IT RESOLVED THAT:

1.	The Amendment to the Plan, in the form attached hereto in Schedule “B”, is hereby authorized and approved.

2.
Any director or officer of the Corporation is hereby authorized in the name and on behalf of the Corporation, under its corporate seal or otherwise, to execute the Amendment and to do all such further acts and things and execute such further documents, agreements and other instruments as such director or officer may determine to be necessary or desirable to give effect to this resolution and the matters contemplated thereby, and the execution of any such documents, agreements or instruments and the doing of any such acts and things by any such director or officer of the Corporation shall be deemed to be conclusive evidence of such determination.”

The Board believes that the passing of these resolutions is in the best interests of the Corporation and recommends that the shareholders vote for the Amendment. In accordance with the requirements of the Toronto Stock Exchange, insiders of the Corporation holding securities subject to the Amendment will be excluded from exercising the votes attached to those securities. If the ordinary resolution authorizing and approving the Amendment is not passed by the shareholders, the Plan will not be amended in the manner proposed. The current Plan will, however, continue to be of full force and effect.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the 2006 annual meeting of the Corporation is February 5, 2007.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

The Corporation had two Named Executive Officers during the year ended December 31, 2005. The Corporation does not have any formal written contracts of employment in place with its Named Executive Officers.

The following table sets forth the compensation for the Chief Executive Officer, the Chief Financial Officer, the former Chief Executive Officer and Chief Financial Officer and the other former most highly compensated Executive Officer (collectively the “Named Executive Officers”) for the year ended December 31, 2005 and for each of the preceding two years.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
W.R. MacNeill(1) Chairman until April 27, 2005	2005	53,333	Nil	Nil	Nil	Nil	Nil	546
	2004	160,000	Nil	Nil	Nil	Nil	Nil	845
	2003	135,000	Nil	Nil	Nil	Nil	Nil	798
A.E. Hillier(2) CEO and CFO from until Feb 28, 2004.	2005	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2004	26,667	Nil	Nil	Nil	Nil	Nil	380
	2003	123,000	Nil	Nil	Nil	Nil	Nil	1,775
A. N. McMillan President & CEO	2005	160,000	Nil	Nil	Nil	Nil	Nil	2,103
	2004	160,000	Nil	Nil	Nil	Nil	Nil	2,027
	2003	123,000	50,000	Nil	Nil	Nil	Nil	1,775
R. Johnson(3) V.P. Finance & CFO	2005	101,400	Nil	Nil	Nil	Nil	Nil	1,527
	2004	94,200	Nil	Nil	Nil	Nil	Nil	1,622

(1)
Mr. W.R. MacNeill retired as an officer and director of the Corporation on April 27, 2005. The salary reported for Mr. W. R. MacNeill was the sum of annual management fees paid to BEC International Corporation. Mr. MacNeill and his spouse are the beneficial owners of all of the shares of BEC International Corporation.

(2)	Mr. A.E. Hillier retired as an officer of the Corporation on February 28, 2004. He continues to act as a director of the Corporation and was appointed Chairman of the Board on April 27, 2005.
(3)	Mr. R. Johnson was first appointed CFO on February 28, 2004.

There were no options granted to the Named Executive Officers during the year ended December 31, 2005.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES(1)

The following table details the options exercised and aggregate value realized during the year ended December 31, 2005 by the Named Executive Officers, the number of options held by the Named Executive Officers at year end, and the year-end value of unexercised in-the-money options held by such individuals at December 31, 2005.

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY- End ($) Exercisable/Unexercisable
W.R. MacNeill A.E. Hillier A.N. McMillan R. Johnson	- - - -	- - - -	600,000 / - 600,000 / - 600,000 / - 90,000 / -	192,820 / - 124,000 / - 124,000 / - 21,100 / -

(1) The Corporation has not issued any share appreciation rights.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table discloses the particulars of securities issued under equity compensation plans as of December 31, 2005:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options(1), Warrants and Rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,755,000	$1.11	1,091,000
Equity compensation plans not approved by security holders	-	-	-
Total	2,755,000	$1.11	1,091,000

(1)	All securities under option are Common Shares.
(2)
Employee Share Purchase Plan - Under the plan, eligible employees may contribute up to 5% of their basic salary and the Corporation shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Corporation are issued to employees on a weighted average market price over a specific period. The Company has reserved 1,750,000 common shares for issuance pursuant to this plan, of which 1,278,544 common shares have been issued.

MANAGEMENT STOCK OPTION INCENTIVE PLAN

On April 19, 1996, the Corporation established a management stock option incentive plan (the "MSOIP") for directors, officers and key employees of the Corporation and its subsidiaries to purchase Common Shares. The purpose of the MSOIP is to provide an incentive for directors, officers and key employees of the Corporation and its subsidiaries to directly participate in the Corporation's growth and development by providing them with the opportunity through options on Common Shares to acquire an increased financial interest in the Corporation.

Options may be granted from time to time and subject to regulatory approval by the Board at an exercise price to be determined by the Board, which exercise price shall not be less than the market price of the Common Shares on the date of issuance.

The number of Common Shares reserved for issuance under the MSOIP shall not exceed 5,000,000 Common Shares, representing approximately 6.9% of the Corporation's issued and outstanding Common Shares, of which, as of December 31, 2005, 3,909,000 Common Shares, representing 5.4% of the Corporation's issued and outstanding Common Shares, have been issued.

EMPLOYEE SHARE PURCHASE PLAN

On August 1, 1999, the Corporation established an employee share purchase plan (the "ESPP"). The purpose of the ESPP is to assist participating employees of the Corporation to purchase Common Shares by having the Corporation contribute to the ESPP in accordance with the terms of the ESPP.

Full time employees that are not then a director or officer of the Corporation, are not then participating in the MSOIP and have completed at least six months employment with the Corporation and those participating in the MSOIP that do not have options for more than 10,000 shares vested under the MSOIP may elect to participate in the ESPP. Should the vested options of an employee that participates in the MSOIP exceed the above amount at any time during a calendar year, the employee will be allowed to participate in the ESPP until the end of the calendar year.

Each participant may elect to contribute up to 5% of his or her basic salary. The Corporation contributes Common Shares in an amount equal to 50% of even whole shares of the participant's designated contribution as determined at period end. The Corporation has reserved 1,750,000 Common Shares for issuance under the ESPP, representing approximately 2.4% of the Corporation's issued and outstanding Common Shares, of which, as of December 31, 2005, 1,278,544 Common Shares, representing approximately 1.76% of the Corporation's issued and outstanding Common Shares, have been issued.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Compensation Committee is composed of Arnie E. Hillier, Robert W. Termuende and Ronald G. Walker. Arnie E. Hillier is the Chairman of the Board of Directors of the Corporation and the Chairman of 574095 Alberta Ltd. and 4158849 Canada Ltd., both wholly-owned subsidiaries of the Corporation. Until March, 2004, Arnie E. Hillier was also the Chief Executive Officer and Chief Financial Officer of the Corporation.

Responsibilities of the Compensation Committee

As part of its responsibilities, the Compensation Committee reviews the Corporation’s overall compensation plan and the policies pertaining thereto to ensure that they are consistent with the Corporation’s goals of attracting and retaining the best available people, align the employees’ interests with those of the Corporation, and pay for performance. To ensure that compensation is competitive, survey information on peer group mining companies is periodically obtained from consultants and other external independent sources.

The compensation package for executive officers, including the Chief Executive Officer, has three key components: base salary, benefits, and an incentive award program. The Corporation believes that its Stock Option Incentive Plan aligns the interests of executives with those of its shareholders. Accordingly, stock options have been granted to executives and if additional stock options are granted, stock options already granted are taken into consideration.

The Compensation Committee assesses the overall financial performance and compensation of the President and Chief Executive Officer on the basis of his or her performance over time and in meeting the following key mandates of such office:

•	With specific reference to the Corporation’s strategic plans, the enhancement of long-term growth prospects.

•	To increase shareholder value as reflected in the share price.

•	To increase earnings and cash flow.

PERFORMANCE GRAPH

The following performance graph compares the Corporation’s cumulative total shareholder return on Common Shares for the last five fiscal years beginning December 31, 2000 to December 31, 2005, with the cumulative total shareholder return on the S&P/TSX Composite Index and the AMEX Market Value (US and Foreign) Index.

	Cumulative Total Return
	Dec 00	Dec 01	Dec 02	Dec 15/03	Dec 03	Dec 04	Dec 05
Claude Resources Inc.	100.00	103.85	284.62		415.38	250.00	221.15
AMEX Market Value (US & Foreign)	100.00	119.14	132.57		176.02	214.97	319.96
S & P/TSX Composite	100.00	87.43	76.55		97.01	111.06	137.85
Claude Resources Inc. (AMEX)				100.00	109.09	70.13	64.29

COMPENSATION OF DIRECTORS

The Corporation pays each of its directors who are not also officers of the Corporation a yearly stipend of $10,000 as well as $500 per day, with the Chairman of the Board receiving $1,000 per day, for attendance personally or by telephone conference at board and/or committee meetings. In addition, outside directors may be entitled to receive stock options of the Corporation. The exercise prices of such options, when granted, are in accordance with the Corporation’s Stock Option Incentive Plan. During the year ended December 31, 2005, 10,000 stock options were granted to each of four directors being Arnie Hillier, Robert Termuende, Jon MacNeill and Ronald Walker. Directors are also entitled to be reimbursed for expenses incurred in attending board meetings. During the year ended December 31, 2005, the Corporation paid directors' fees totalling $85,000. Jon MacNeill, on a special assignment regarding oil & gas operations, was paid additional fees totalling $24,065.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy. Coverage is limited to $5 million per occurrence and to an aggregate total of $5 million in each policy year subject to a $100,000 deductible to be paid by the Corporation. The annual premium is $100,000.

CORPORATE GOVERNANCE

In accordance with Canadian Securities Administrators’ National Instrument 58-101 “Disclosure of Corporate Governance Practices” (“NI 58-101”), the Corporation annually discloses information relating to its system of corporate governance. Details of the Corporation’s corporate governance practices are described in Appendix A to this Management Information Circular. As well, in accordance with the requirements of NI 58-101, the text of the Corporation’s Board of Directors Mandate is set forth in Appendix B. Certain of the duties and responsibilities of the Board have been delegated to committees of the board, as described below. During the year ended December 31, 2005, the Board of Directors had three committees - the Audit Committee, the Compensation Committee and the Oil and Gas Reserves Committee. The Corporation established the Nominating and Corporate Governance Committee effective December 31, 2005.

Audit Committee

The Audit Committee is comprised of Robert W. Termuende (Chair), Arnie E. Hillier and Ronald G. Walker. All members are directors who are considered independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committee” (“NI 52-110”). The Audit Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities as they relate to: the integrity of the Corporation’s financial statements, accounting policies, internal controls (including disclosure controls) and financial reporting practices; the selection, communication and determination of independence of the external auditors; and compliance with the Corporation’s policies for conducting business including its Code of Ethics and whistle blower policies.

Compensation Committee

The Compensation Committee is comprised of Arnie E. Hillier (Chair), Robert W. Termuende and Ronald G. Walker. All members are directors who are considered independent within the meaning of NI 52-110. The

Compensation Committee annually reviews and determines, in accordance with the Corporation’s Employee Compensation Guideline, the compensation provided to the President and Chief Executive Officer including salary, short-term incentives, and stock options. Similarly, on the basis of recommendations made by the President and Chief Executive Officer, the Compensation Committee annually reviews and determines the compensation provided to the other executive officers. The Compensation Committee is also responsible for succession planning for the Corporation’s senior management positions.

Oil and Gas Reserves Committee

The Oil and Gas Reserves Committee is comprised of Arnie E. Hillier (Chair), Robert W. Termuende and Ronald G. Walker. All members are directors who are considered independent within the meaning of NI 52-110. This Committee reviews the independent engineers oil and gas reserves report and meets with these independent engineers to review the methodology used in estimated the reserves. The Committee reviews the adequacy of the information available to the independent engineers and the cooperation of Management in making such information available.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of Arnie E. Hillier (Chair), Robert W. Termuende and Ronald G. Walker. All members are directors who are considered independent within the meaning of NI 52-110. The Nominating and Corporate Governance Committee’s primary purpose is to assist the Board in fulfilling its oversight responsibilities as they relate to identifying individuals qualified to become directors and developing, monitoring and recommending to the Board a set of Corporate Governance principles.

COMMUNICATION WITH THE BOARD OF DIRECTORS

Shareholders or other interested parties who wish to communicate with the Board should send their requests or communicate in writing to: Claude Resources Inc., Board of Directors, c/o Corporate Secretary, 200, 224-4th Avenue South, Saskatoon, SK S7K 5M5 or via e-mail to clauderesources@clauderesources.com, Attention: Board of Directors.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and MD & A for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

Arnie E. Hillier	Rick Johnson
Chairman	Vice President of Finance &
Chief Financial Officer

Saskatoon, Saskatchewan
March 22, 2006

Appendix A

Corporate Governance Disclosure Required Under NI 58-101
1. Board of Directors (a) Disclose the identity of directors who are independent.

The Board has determined that three of the five directors are “independent” within the meaning of NI 52-110. The three independent directors are Arnie E. Hillier, Robert W. Termuende and Ronald G. Walker.

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.
Jon R. MacNeill is not considered independent according to NI 52-110 as, within the preceding three years an immediate family member of the director was an executive officer. Neil McMillan is the Chief Executive Officer of the Corporation and is therefore not independent.

(c)    Disclose whether or not a majority of the directors are independent. If a majority is not independent, describe what the board does to facilitate its exercise of independent judgment in carrying out its responsibilities.
Three of five of the Corporation’s directors are independent.
(d)    If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.
Such other directorships have been disclosed in the “Election of Directors” section of this Management Information Circular.
(e)    Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of such meetings held since the completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

During 2005, the Corporation instituted a practice whereby at the conclusion of each Board meeting, the independent directors of the Corporation hold a session without the non-independent director or any member of management present. During the year the Board held two of these “in-camera” meetings.

(f)    Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Arnie E. Hillier, the Chairman of the Board, is an independent director. A position description for the Chair of the Board has been developed and approved by the Board. The role and responsibilities of the Chairman include the following:
i)    Ensure effective functioning of the Board;
ii)   act as an effective liaison with Management and;
iii)  where functions are delegated to committees, ensure that these functions are carried out and the results are reported to the Board.

(g) Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.	The attendance record for each director is fully disclosed in the “Directors Attendance At Meetings” Section of the Information Circular.
2. Mandate of the Board of Directors Disclose the text of the board’s written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The Board’s Mandate is attached to the Information Circular as Appendix B.
3.    Position Description

(a)    Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

Position descriptions for the chair of the Board and each Board committee chair have been developed and approved by the Board. The role and responsibilities of each chair includes the following:
i)    ensure effective functioning of the Committee;
ii)    ensure responsibilities of the Committee are well understood and;
iii)    ensure that Board functions, delegated to the Committees are carried out.

(b)    Disclose whether or not the board and the CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.
A written position description for the Chief Executive Officer has been developed and approved by the Board.
4.    Orientation and Continuing Education

(a)    Briefly describe what measures the board takes to orient new directors regarding the role of the board, its committees and its directors and the nature and operation of the issuer’s business.

The Corporation has an orientation and education program in place for current and new directors. All new directors receive a manual containing a record of historical public information about the Corporation, as well as the mandates of the Board, its committees, and other relevant corporate and business information.

(b)     Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not proved continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Continuing education opportunities are directed at enabling individual directors to maintain or enhance their skills and abilities as directors, as well as ensuring that their knowledge and understanding of the Corporations industry and affairs remains current.

5.    Ethical Business Conduct

a)    Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

(i)    disclose how a person or company can obtain a copy of the code;

(ii)    describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

(iii)    provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Board has adopted written codes of ethics for both directors and employees. The complete text of these codes can be found at www.clauderesources.com and are available in print to any shareholder who requests them.

All directors, officers, and employees are encouraged to report violations of the Code in accordance with the procedures set forth in the Corporation’s “whistle blower policy”, which provides for the prompt reporting of any code violation to an employee supervisor, or alternatively, to any senior officer or director. In addition, annual compliance certification is sought from each director, officer and employee.

No material change reports have been filed since the beginning of the Corporation’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Corporation’s Code of Ethics.

(b)    Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Each director must disclose all actual or potential conflicts of interest and refrain from voting on matters in which the director has a conflict. In addition, the director must excuse himself from any discussion or decision or any matter in which the director is precluded from voting as a result of a conflict of interest.

(c) Describe any other steps the board has taken to encourage and promote a culture of ethical business conduct.
The Board has approved a “whistle blower policy”, to promote, among other things, the disclosure and reporting of any questionable accounting or auditing matters, fraudulent or misleading financial information and violations of the Code of Ethics. Also, each year directors, officers, and employees must sign a written confirmation of their compliance with the Code of Ethics.

6. Nomination of Directors (a) Describe the process by which the board identifies new candidates for board nomination.

The process for identifying and recommending the nomination of new Board candidates has been set forth in the written mandate of the Nominating and Corporate Governance Committee. The Committee will work with the Board to determine the competencies and skills the Board considers necessary for the Board, as a whole, to possess, as well as the skills the Board considers each existing director possesses. The Committee will then identify potential Board members for diverse professional background who combine a broad spectrum of experience and expertise with a reputation for integrity, which assessment will include a consideration of diversity, age, skills, competencies and experience in the context of the requirements of the Board.

(b)    Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.
Each of the three directors who comprise the Nominating and Corporate Governance Committee is independent.
(c) If the board has a nominating committee, describe the responsibilities, powers, and operation of the nominating committee.
Pursuant to the Nominating and Corporate Governance charter, this Committee’s purpose is to identify individuals qualified to become members of the Board, to recommend to the Board nominees for election to the Board at each annual meeting of shareholders or to fill vacancies on the Board.

7. Compensation (a) Describe the process by which the board determines the compensation for the issuer’s directors and officers.

The Corporation’s Director and Officer Compensation Plan ensures that compensation levels are consistent with the Corporation’s goals of attracting and retaining the best available people and to align the directors and officers interests with those of the Corporation. To ensure that compensation is competitive, survey information on peer group mining companies is periodically obtained.

(b)    Disclosure whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee compose entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.
Each of the three directors who comprise the Compensation committee are independent.
(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Compensation Committee’s primary functions are to assist the Board in fulfilling its oversight responsibilities with respect to executive compensation matters; Board compensation; and management development and succession.

(d)    If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.
The Corporation has not retained a compensation consultant or advisor to assist in determining the compensation for directors and officers in 2005.

8. Other Board Committees If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The Corporation has established an Oil & Gas Reserves Committee, composed entirely of independent directors, in accordance with NI 51-101 “Standards of Disclosure for Oil and Gas Activities". Its primary function is to assist the Board in fulfilling its oversight responsibilities under NI 51-101 with respect to the oil and natural gas reserves evaluation process and public disclosure of reserves data and related information in connection with oil and gas activities.

9.    Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process use for the assessments. If the assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

The Nominating and Corporate Governance Committee is responsible for ensuring that there is a process in place for annually evaluating the effectiveness and contribution of the Board, the committees of the Board and the individual directors based on their applicable terms of reference or position description.

The objective of the assessment is to ensure the continued effectiveness of the Board in the execution of its responsibilities and to contribute to a process of continuing improvement.

Appendix B

Board of Directors Charter

1.    Purpose

The Board of Directors (the “Board”) of Claude Resources Inc. (the “Corporation”), elected by the Company’s shareholders, is responsible for the stewardship and oversight of the management of the Corporation and its business. It’s primary responsibility is to assure the long-term success of the Corporation consistent with its fiduciary responsibility to maximize shareholder value.

2.    Composition

The Board shall be comprised of that number of Directors as shall be determined from time to time by the Board, on recommendation of the Nominating and Corporate Governance Committee, in accordance with the Corporation’s articles and bylaws.

3.    Meetings

The Chairman of the Board, in consultation with the appropriate members of Management, develops the agenda for Board Meetings. Information and materials that are important to the Board’s understanding of the agenda items are distributed in advance of the meeting.

Board members are expected to attend the Annual Meeting of Shareholders and all meetings of the Board and committees on which they serve. Directors must notify the Chairman of the Board of circumstances preventing attendance at a meeting.

4.    Duties and Responsibilities

A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Any responsibility not delegated to management or a committee of the Board remains with the Board. Certain of the legal obligations of the Board are described in detail in Section 5. Subject to these legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

i)     planning its composition and size;
ii)    selecting its Chair and approving the Chair’s position description;
iii)    nominating candidates for election to the Board;
iv)   determining independence of Board members;
v)    approving committees of the Board, membership of directors thereon, and its Chair;
vi)    determining director compensation; and
vii)	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.

B.     Management and Human Resources

The Board has the responsibility for:

i)
the appointment and succession of the Chief Executive Officer (CEO) and monitoring CEO performance, approving CEO compensation and providing advice and counsel to the CEO in the execution of the CEO’s duties;

ii)    approving a position description for the CEO;
iii)     reviewing CEO performance at least annually, against agreed-upon written objectives;

iv)     approving decisions relating to senior management, including the:
a)	appointment and discharge of officers of the Company and members of the senior leadership team;
b)	compensation and benefits for members of the senior leadership team;
c)	acceptance of outside directorships on public companies by executive officers;
d)	monitoring annual corporate objectives utilized in determining incentive compensation or other awards to officers; and
v)	taking all reasonable steps to ensure succession planning programs are in place, including programs to train and develop management.

C.     Strategy and Plans

The Board has the responsibility to:

i)	participate in strategic planning sessions to ensure that management develops, and ultimately approve, major corporate strategies and objectives;
ii)	monitor management’s achievements in implementing major corporate strategies and objectives, in light of changing circumstances;
iii)	approve capital commitment and expenditure budgets and related operating plans;
iv)	approve financial and operating objectives used in determining compensation;
v)	approve material divestitures and acquisitions; and
D.     Financial and Corporate Issues

The Board has the responsibility to:

i)	take reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems;
ii)	monitor operational and financial results;
iii)	approve annual financial statements and related Management’s Discussion and Analysis, review quarterly financial results and approve the release thereof by management;
iv)	approve the Management Proxy Circular, Annual Information Form, Form 20F/40F and documents incorporated by reference therein;
v)	approve financings and issue and repurchase of shares, issue and redemption of debt securities;
vi)	recommend appointment and monitor independence of external auditors and approve auditors’ fees;
vii)	approve banking resolutions and significant changes in banking relationships;
viii)	approve appointments, or material changes in relationships with corporate trustees;
ix)	approve contracts, leases and other arrangements or commitments that may have a material impact on the Company;
x)	approve spending authority guidelines; and
xi)	approve the commencement or settlement of litigation that may have a material impact on the Company;
xii)   approve related party transactions.

E.      Business and Risk Management

The Board has the responsibility to:

i)
take all reasonable steps to ensure that management has identified the principal risks of the Company’s business and implemented appropriate strategies to manage these risks, understands the principal risks and achieves a proper balance between risks and benefits;

ii)      review reports on capital commitments and expenditures relative to approved budgets;
iii)     review operating and financial performance relative to budgets or objectives;
iv)
receive, on a regular basis, reports from management on matters relating to, among others, ethical conduct, environmental management, employee health and safety, human rights, and related party transactions; and

v)
assess and monitor management control systems by evaluating and assessing information provided by management and others (e.g. internal and external auditors) about the effectiveness of management control systems.

F. Policies and Procedures

The Board has responsibility to:

i)	monitor compliance with all significant policies and procedures by which the Company is operated;
ii)	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii)	provide policy direction to management while respecting its responsibility for day-to-day management of the Company’s businesses; and
iv)	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment).

G.     Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i)	take all reasonable steps to ensure the Company has in place effective disclosure and communication processes with shareholders and other stakeholders and financial, regulatory and other recipients;
ii)	approve interaction with shareholders on all items requiring shareholder response or approval;
iii)	take all reasonable steps to ensure that the financial performance of the Company is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv)	take all reasonable steps to ensure that financial results are reported fairly and in accordance with generally accepted accounting principles;
v)	take all reasonable steps to ensure the time reporting of any other developments that have significant and material impact on the Company; and
vi)    report annually to shareholders on the Board’s stewardship for the preceding year.

H.     General Legal Obligations of the Board of Directors

The Board is responsible for:

i)	directing management to ensure legal requirements have been met and documents and records have been properly prepared, approved and maintained;
ii)	approving changes in the By-laws and Articles of Incorporation, matters requiring shareholder approval, and agendas for shareholder meetings;
iii)	approving the Company’s legal structure, name, logo, mission statement and vision statement; and
iv)	performing such functions as it reserves to itself or which cannot, by law, be delegated to Committees of the Board or to management.

Schedule A

CLAUDE RESOURCES INC.
BYLAW NO. 1A

WHEREAS Claude Resources Inc. currently has in force and effect Bylaw No. 1 and Bylaw No. 2, each of which relate generally to the conduct of the affairs of CLAUDE RESOURCES INC.;

NOW, THEREFORE, BE IT ENACTED AND IT IS HEREBY ENACTED as a Bylaw of CLAUDE RESOURCES INC. in the place and stead of the existing Bylaw No. 1 and Bylaw No. 2, a replacement bylaw, being Bylaw No. 1A, as follows:

1. INTERPRETATION
1.1	Definitions
In these Bylaws and all other Bylaws of the Corporation, unless the context otherwise requires:
(a)	“Act” means the Canada Business Corporations Act and regulations thereto, as amended from time to time;
(b)	“appoint” includes “elect” and vice versa;
(c)	“Articles” means the Articles attached to the certificate of incorporation or continuance of the Corporation as from time to time amended or restated;
(d)
“attendance”, “attend” and “present” includes attendance or being present by way of telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other in accordance with the requirements of the Act;

(e)	“Board” means the board of directors of the Corporation for the time being;
(f)	“Bylaws” means these Bylaws and all other Bylaws from time to time in force and effect;
(g)	“Corporation” means Claude Resources Inc.;
(h)	“director” means a director of the Corporation; and
(i)	“non-business day” means Saturday, Sunday and any other day that is a holiday as defined in the Interpretation Act (Canada).
1.2	Interpretation
(1)	All terms contained in the Bylaws which are not defined in the Bylaws and which are defined in the Act shall have the meaning given to such terms in the Act.
(2)
Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include the masculine, feminine and neuter genders. Words importing persons shall include bodies corporate, corporations, companies, partnerships, syndicates, trusts and any number of persons.

(3)
The headings used in these Bylaws are inserted for reference purposes only and are not to be considered in construing the terms and provisions hereof or to be deemed in any way to clarify, modify or explain the effect of such terms or provisions.

(4)
These Bylaws are made pursuant to and are subordinate to the Act and shall be read in conjunction with the Act. In case of conflict between the provision of any Bylaws and a provision of the Act, the applicable provision of the Act shall govern. In case of conflict between the provision of any Bylaws and the provision of the Articles, the applicable provision of the Articles shall govern.

2.	GENERAL MATTERS
2.1	Registered Office
Until changed in accordance with the Act, the registered office of the Corporation shall be at such location within the City of Saskatoon in the Province of Saskatchewan as the Board may from time to time determine.
2.2	Seal
The Corporation may adopt one or more different corporate seals from time to time by resolution of the Board. Any instrument, agreement or other document executed on behalf of the Corporation is not invalid merely because the corporate seal is not affixed thereto.

2.3	Financial Year
Until changed by the Board, the fiscal year of the Corporation shall terminate on the last day in December in each year.
2.4	Execution of Documents
(1)
To the extent permitted under applicable law, contracts, documents, securities or other instruments in written, electronic or any other form binding upon the Corporation (“Documents”) may be executed in writing or in electronic form or otherwise assented to in any legally effective manner by any two officers or directors (or, where the Corporation has only one director or office, that director or officer). The Board is authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation to execute or otherwise assent to either Documents generally or specific Documents. In addition, any person or persons that may so execute or otherwise assent to Documents on behalf of the Corporation may direct the manner in which and the person or persons by whom any particular Document or class of Documents may or shall be executed or otherwise assented to on behalf of the Corporation.

(2)
The signature of anyone authorized to execute a Document on behalf of the Corporation may, if specifically authorized by resolution of the Board, be printed, engraved, lithographed or otherwise mechanically reproduced upon all Documents in writing and any such Document shall be deemed to have been manually signed by the person whose signature is so reproduced and shall be as valid as if the Document had been signed manually, notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of the delivery or issue of such Document.

(3)	The corporate seal of the Corporation may be affixed to any Document in writing by any person authorized to sign such Document or at the direction of any such person.
(4)	Any director or officer of the Corporation at the time of the making of the certificate, may certify a copy of any resolution, Bylaws or other document of the Corporation to be a true copy thereof.
2.5	Banking Arrangements
The banking business of the Corporation including, without limitation, the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the Board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the Board may from time to time prescribe or authorize.
2.6	Voting Securities in other Bodies Corporate
All securities of any other body corporate carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate, in such manner and by such person or persons as the Board shall from time to time determine by resolution. Any two officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as such officers may determine without the necessity of a resolution or other action by the Board.
3.	BORROWING AND SECURITIES
3.1	Borrowing Power
Without limiting the borrowing powers of the Corporation as set forth in the Act, the Board may from time to time:
(a)	borrow money upon the credit of the Corporation;
(b)	issue, reissue, sell or pledge bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured; and
(c)
charge, mortgage, hypothecate, pledge or otherwise create an interest in or charge upon all or any property (including the undertaking and rights) of the Corporation, owned or substantially acquired by way of charge, mortgage, hypothec, pledge or otherwise, to secure payment of any such evidence of indebtedness or guarantee of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.
3.2	Delegation
The Board may from time to time delegate to one or more of the directors and officers of the Corporation as may be designated by the Board all or any of the powers conferred on the Board by section 3.1 or by the Act to such extent and in such manner as the Board shall determine at the time of each such delegation.

4.	DIRECTORS
4.1	Powers

The Board shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and which are not by the Act or other statute, the Articles, the Bylaws or any special resolution of the Corporation expressly directed or required to be done in some other manner.

4.2	Number of Directors
Subject to any fixed number or minimum and maximum number of directors prescribed in the Articles, the Board shall consist of such number of directors as may be specifically fixed from time to time by resolution of the Board.
4.3	Election and Term
The term of office for a director shall be from the date of the meeting at which he or she is elected until the annual meeting next following; provided that a retiring director shall retain office until the adjournment or termination of the meeting at which his or her successor is elected unless such meeting was called for the purpose of removing the director from office in which case the director so removed shall vacate office immediately upon the passing of the resolution for his or her removal. Retiring directors, if qualified under the Act and other applicable requirements, are eligible for re-election.
Whenever at any election of directors of the Corporation the full number of directors is not elected by reason of the disqualification, the refusal to act or the failure to consent to act as a director or the death of any nominee or nominees, the directors elected may exercise all powers of the Board so long as the number of directors so elected constitutes a quorum.
4.4	Resignation
A director may resign by sending to the Corporation a resignation in writing. A resignation of a director shall become effective at the time it is sent to the Corporation or at the time specified in the resignation, whichever is later.
4.5	Removal of Directors

Subject to the provisions of the Act, the shareholders may by resolution passed at a meeting specifically called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the Board.

4.6	Ceasing to Hold Office
A director ceases to hold office when his or her term of office ends in accordance with Section 4.3 hereof, or he or she dies, is removed from office by the shareholders in accordance with Section 4.5 hereof, ceases to be qualified for election as a director, or when his or her written resignation becomes effective.
4.7	Vacancies
If there is a vacancy or vacancies on the Board, the remaining directors may exercise all of the powers of the Board so long as a quorum of the Board remains in office. Subject to the Act, a quorum of directors may fill a vacancy among the directors, except a vacancy resulting from an increase in the number or minimum number of directors required by the Articles or from a failure of the shareholders to elect the number or minimum number of directors required by the Articles.
In the absence of a quorum of the Board, or if the vacancy has arisen from a failure of the shareholders to elect the number or minimum number of directors required by the Articles, the Board shall forthwith call a special meeting of the shareholders to fill the vacancy. If the Board fails to call such meeting or if there are no directors then in office, any shareholder may call the meeting.
4.8	Remuneration and Expenses

Subject to the Articles, the directors shall be paid such remuneration for their services as the Board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses reasonably incurred by them in attending meetings of the Board or any committee of the Board. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration for such service.

5.	MEETINGS OF DIRECTORS
5.1	Action by the Board
Subject to sections 5.2 and 5.8, the powers of the Board may be exercised by a meeting at which the quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the Board.
5.2	Canadian Majority
The Board shall not transact business at a meeting, other than filling a vacancy in the Board, unless a majority of the directors present are resident Canadians, except where:

(a)	a resident Canadian director who is unable to be present approves in writing or by telephone or other communication facilities the business transacted at the meeting; and
(b)	a majority of resident Canadians would have been present had that director been at that meeting.
5.3	Place of Meetings
Meetings of the Board and of any committee of the Board may be held at any place within or outside Canada.
5.4	Calling Meetings
A meeting of the Board may be convened at any time by the chair of the Board, the president of the Corporation or any two directors, and the secretary of the Corporation shall, upon direction of any of the foregoing, convene a meeting of the Board. A meeting of any committee of the Board may be convened at any time by the committee chair or any two members of the committee, and the secretary of the Corporation shall, upon direction of any of the foregoing, convene a meeting of such committee. Except as otherwise provided by the Act and the Bylaws, the directors, either as a Board or as a committee thereof, may convene, adjourn and otherwise regulate their meetings as they think fit.
5.5	Notice of Meetings

Notice of the time and place of each meeting of the Board, or of any committee of the Board, shall be given in the manner provided in section 13.1 to each director or committee member, as the case may be, or by telephone not less than 48 hours before the time when the meeting is to be held. A notice of a meeting of directors or of any committee need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified.

5.6	Waiver of Notice
Notice of any meeting of the Board or of any committee of the Board or any irregularity in any meeting or in the notice thereof may be waived by any director in any manner, and such waiver may be validly given either before or after the meeting to which such waiver relates.
5.7	First Meeting of New Board
Provided a quorum of directors is present, each newly elected Board may without notice hold its first meeting immediately following the meeting of shareholders at which such Board is elected.
5.8	Participation in Meeting by Electronic Means
If all the directors consent, a director may participate in a meeting of the Board or a committee of the Board by means of a telephonic, electronic or other communication facility in accordance with the Act. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Board and of committees of the Board.
5.9	Quorum

Unless otherwise determined by a resolution of the directors, a minimum of three (3) directors shall constitute a quorum for any meeting of the Board. If a quorum is present when the meeting is called to order, then a quorum shall be deemed to be constituted throughout the continuance of the meeting. If a quorum is not present at the time and place fixed for the meeting in the notice thereof, the meeting shall, without further action, stand adjourned to be convened on the same day of the following week at the same place and at the same time and those present at the adjourned meeting shall constitute a quorum.

5.10	Adjournment of Meetings
The chair of a meeting of the Board or a committee of the Board may with the consent of the meeting adjourn any meeting from time to time to a fixed time and place and, subject to the Act, no notice of the fixed time and place for the holding of the adjourned meeting shall be required if the adjourned meeting is held in accordance with the terms of the adjournment and if a quorum is present at the adjourned meeting. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated immediately after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the original meeting.
5.11	Regular Meetings
The Board may appoint a day or days in any month or months for the regular meetings of the Board at a place and hour to be named. A copy of any resolution of the Board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.
5.12	Chair of Meeting
The chair of any meeting of the Board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the Board, president of the Corporation or any other officer of the Corporation. If no such officer is present within 30 minutes after the time appointed for holding the meeting, the directors present shall choose one of their number to be chair of the meeting.
5.13	Secretary of Meeting
The secretary of the Corporation shall act as secretary of meetings of directors of the Corporation. In the absence of the secretary of the Corporation or in the case of his or her disability or refusal to act, the chair of the meeting shall appoint a person, who need not be a director, to act as secretary of the meeting.
5.14	Votes to Govern
At all meeting of the Board and of each committee of the Board, every question shall be decided by a majority of the votes cast on the question. In the case of an equality of votes, the chair of the meeting shall have a second and casting vote.
5.15	Conflict of Interest
A director or officer who is a party to, or who is a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation shall disclose the nature and extent of his or her interest at the time and in the manner prescribed by the Act.
5.16	Resolution in Writing
A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of the Board or committee of the Board, is as valid as if it had been passed at a meeting of the Board or committee of the Board. Resolutions in writing contemplated by this section may be signed in several counterparts including counterparts delivered by facsimile or other electronic communication facility, which counterparts together shall constitute a single resolution in writing.
6.	COMMITTEES
6.1	Formation of Committees
The Board may appoint one or more committees of the Board as it may from time to time determine and may delegate to any such committee any of the powers of the Board, except those which pertain to items which, under the Act, a committee of directors has no authority to exercise. A majority of the members of such committee shall be resident Canadians.
6.2	Transaction of Business
Subject to the provisions of Section 5.8, the powers of a committee of directors may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committees may be held at any place in or outside of Canada.
6.3	Organization and Procedure
Except as otherwise provided in the Act or in the Bylaws and as may be otherwise determined by the Board, each committee of the Board shall have the power to fix its quorum at not less than a majority of it members, to elect its chair and to determine its own organization and procedure.
7.	OFFICERS
7.1	Appointment of Officers

The Board may from time to time appoint a president, a chief executive officer, a chief financial officer, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary and such other officers as the Board may determine, including one or more assistants to any of the officers so appointed. Subject to Section 7.2, an officer may but need not be a director and one person may hold more than one office.

7.2	Chair of the Board
The Board may from time to time also appoint a chair of the Board who shall be a director. If appointed, such person shall have such powers and duties as the Board may specify. During the absence or disability of the chair of the Board, his or her duties shall be performed and his or her powers may be exercised by the president of the Corporation.
7.3	Powers and Duties of Officers

Subject to the Act, the powers and duties of all officers shall be such as the terms of their engagement call for or as the Board or the president of the Corporation may specify. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the Board or the president of the Corporation otherwise directs.

7.4	Variation of Powers and Duties
The Board or the president of the Corporation may from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer.

7.5	Term of Office
The Board, in its discretion, may remove any officer of the Corporation, without prejudice to such officer’s rights under any employment contract. Otherwise, each officer appointed by the Board shall hold office until his or her successor is appointed, or until his or her earlier resignation.
7.6	Terms of Employment and Remuneration
The terms of employment and the remuneration of an officer appointed by the Board shall be established by the Board from time to time.
7.7	Conflict of Interest
An officer shall disclose his interest in any material contract or proposed material contract with the Corporation in accordance with section 5.15 of these Bylaws.
8.	INDEMNIFICATION OF DIRECTORS AND OFFICERS
8.1	Indemnity
Subject to any limitations contained in the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, and any such individual’s heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, if:
(a)
such individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation’s request; and

(b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual’s conduct was lawful.
Subject to any limitations contained in the Act, the Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above.
8.2	Indemnity Agreements
Nothing in these Bylaws shall limit the right of any person entitled to indemnity apart from the provisions of these Bylaws. The Corporation is hereby authorized to execute indemnity agreements in favour of the individuals referred to in section 8.1 to the fullest extent permitted by law.
8.3	Insurance
The Corporation is hereby authorized to purchase and maintain insurance for the benefit of the individuals referred to in section 8.1 against such liabilities and in such amounts as the Board may determine from time to time and as permitted by the Act.
9.	SECURITIES AND TRANSFERS
9.1	Allotment
The Board may from time to time allot securities in the authorized capital of the Corporation or grant options or other rights to purchase the whole or any part of the authorized and unissued securities of the Corporation at such times and to such persons and for such consideration as the Board shall determine, provided that no security shall be issued until it is fully paid as provided by the Act.
9.2	Certificates
Every holder of one or more securities of the Corporation shall be entitled, at the holder's option, to a certificate, or to a non-transferable written acknowledgement of the right to obtain a certificate, stating the number and class or series of securities of the Corporation held by the holder thereof as shown on the securities register. Certificates and acknowledgements of a holder’s right to a certificate, respectively, shall, subject to applicable law, be in such form as the Board shall from time to time approve. Certificates may be signed in accordance with section 2.4 and need not be under the corporate seal; provided that, unless the Board otherwise determines, certificates representing securities in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. Signatures may be printed or mechanically reproduced upon such certificates and every such signature shall for all purposes be deemed to be the signature of the person whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose signature appears thereon no longer holds office at the date of issue of the certificate.
9.3	Replacement Security Certificates
If a security certificate is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity as the Board thinks fit.

9.4	Transfers of Securities
Subject to the provisions of the Act, no transfer of a security issued by the Corporation shall be registered except upon: (i) presentation of the certificate representing the security with an endorsement which complies with the Act, together with such reasonable assurance that the endorsement is genuine and effective as the Board may from time to time require, (ii) payment of all applicable taxes and any fees prescribed by the Board, and (iii) compliance with the Articles and By-laws. If no security certificate has been issued by the Corporation, clause (i) above may be satisfied by presentation of a duly executed security transfer power, together with such reasonable assurance that the security transfer power is genuine and effective as the Board may from time to time require.
9.5	Commissions
The Board may from time to time authorize the Corporation to pay a commission to any person in consideration of his or her purchasing or agreeing to purchase securities of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such securities.
9.6	Transfer Agents and Registrars
The Board may from time to time appoint one or more agents to maintain, in respect of each class of securities of the Corporation issued by it in registered form, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to such person's functions and one person may be designated both registrar and transfer agent. The Board may at any time terminate such appointment.
9.7	Non-recognition of Trusts
Subject to the provisions of the Act, the Corporation may treat as absolute owner of any security of the Corporation, the person in whose name the security is registered in the securities register as if that person had full legal capacity and authority to exercise all rights of ownership, irrespective of any indication to the contrary through knowledge or notice or description in the Corporation’s records or on the security certificate.
9.8	Joint Securityholders
If two or more persons are registered as joint holders of any securities of the Corporation, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividends, bonus, return of capital or other money payable or warrant issuable in respect of such securities.
9.9	Deceased Securityholders
In the event of the death of a holder, or any one of the joint holders, of any security, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make payment of any dividends thereon except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.
9.10	Lien for Indebtedness
If the Articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to applicable law, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or equity. Such lien may also be enforced by way of set off against any dividends otherwise payable in respect of such shares or against any other amount otherwise owing by the Corporation to such shareholder. Pending such enforcement, the Corporation may refuse to register a transfer of the whole or any part of such shares and, at the option of the Board, such shares may not be voted at a meeting of shareholders.
10.	DIVIDENDS
10.1	Declaration
Subject to the provisions of the Act and the Articles, the Board may from time to time declare and the Corporation may pay dividends to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation or options or rights to acquire fully paid shares of the Corporation.
10.2	Payment
Any amount payable in cash to security holders (including dividends payable in cash) may be paid by cheque drawn on a financial institution or by electronic means to or to the order of each registered holder of securities of the class or series in respect of which such amount is to be paid. Cheques may be sent by delivery or first class mail to such registered holder at the holder’s address appearing on the securities register, unless that holder otherwise directs in writing. The sending of a cheque, as herein provided, in the amount of any dividend less any tax that the Corporation is required to withhold, shall discharge the Corporation from its liability to pay the amount of that dividend, unless the cheque is not paid on due presentation.

10.3	Joint Security Holders
In the case of joint holders, the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at the address appearing on the securities register or to either address appearing on the securities register if there is more than one. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for any dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.
10.4	Record Date for Dividends and Rights
The Board may fix in advance a date, preceding by not more than 60 days the date for the payment of any dividend or the date for the issue of any option or other evidence of the right to subscribe for securities of the Corporation, as a record date for the determination of the persons entitled to receive payment of such dividend or to exercise the right to subscribe for such securities, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided by the Act. If no record date is so fixed, the record date for the determination of the persons entitled to receive payment of any dividend or to exercise the right to subscribe for securities of the Corporation shall be at the close of business on the day in which the resolution relating to such dividend or right to subscribe is passed by the Board.
10.5	Non-receipt of Cheques
If a cheque is defaced, lost or destroyed, it may be replaced on payment of such fee, if any, and on such terms, if any, as to evidence and indemnity as the Board thinks fit.
10.6	Unclaimed Dividends
To the extent permitted under applicable law, any dividend unclaimed after a period of six years from the date on which it has been declared payable shall be forfeited and shall revert to the Corporation.
11.	MEETINGS OF SHAREHOLDERS
11.1	Annual Meetings
The annual meeting of the shareholders shall be held at such time in each year and, subject to Section 11.3, at such place as the Board, the chair of the Board or the president of the Corporation may from time to time determine, for the purpose of considering the financial statements and reports required by the Act to be placed before the annual meeting, electing directors, appointing an auditor, and for the transaction of such other business as may properly be brought before the meeting. The secretary of the Corporation shall, upon direction of any of the foregoing and subject to compliance with the Act, the Articles and the Bylaws, convene such meeting of shareholders.
11.2	Special Meetings
The Board, the chair of the Board or the president of the Corporation may at any time call a special meeting of shareholders. The secretary of the Corporation shall, upon direction of any of the foregoing and subject to compliance with the Act, the Articles and the Bylaws, convene such meeting of shareholders.
11.3	Place of Meetings
Meetings of shareholders shall be held at the registered office of the Corporation or elsewhere in the municipality in which the registered office is situate or, if the Board shall so determine, at some other place in Canada or, if all the shareholders entitled to vote at the meeting so agree, at some place outside Canada.
11.4	Notice of Meetings
Notice of the time and place of each meeting of the shareholders of the Corporation shall be given in the manner provided in section 13.1 not less than 21 nor more than 50 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice was entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than the consideration of the financial statements and auditors report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting. A shareholder and any other person entitled to attend a meeting of shareholders may in any manner waive notice of or otherwise consent to a meeting of shareholders. Subject to section 11.8, to the extent required under the Act, notice of any adjournment or postponement thereof, shall be given as specified in the Act and other applicable legislation.
11.5	List of Shareholders Entitled to Receive Notice
For every meeting of shareholders, the Corporation shall prepare a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for notice is fixed pursuant to section 11.6, the shareholders listed shall be those registered at the close of business on such record date. If no record date is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared. Where a separate list of shareholders has not been prepared, the names of persons appearing in the securities register at the requisite time as the holder of one or more shares carrying the right to vote at such meeting shall be deemed to be a list of shareholders.
11.6	Record Date for Notice
The Board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 35 days, as a record date for the determination of the shareholders entitled to notice of the meeting, and notice of any such record date shall be given not less than 7 days before such record date, in the manner provided in the Act and otherwise in compliance with any applicable securities regulations. If no record date is so fixed, the record date for the determination of the shareholders entitled to notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held.
11.7	Quorum
The quorum for the transaction of business at any shareholders’ meeting of any class or of any shareholders meeting of any series of any class of shares shall, subject to the Articles, be constituted only if not less than two (2) persons are present in person, each being a shareholder entitled to vote at the meeting or a duly appointed proxyholder for an absent shareholder so entitled, and holding or representing by proxy in the aggregate not less than 5% of the outstanding shares of the Corporation entitled to vote at the meeting. If a quorum is present when the meeting is called to order, then a quorum shall be deemed to be constituted throughout the continuance of the meeting. If a quorum is not present at the time and place fixed for the meeting in the notice thereof, the meeting shall, without further action, stand adjourned to be convened on the same day of the following week at the same place and at the same time and those present at the adjourned meeting shall constitute a quorum. No business shall be transacted at any meeting of shareholders unless the requisite quorum shall be present at the commencement of the meeting.
11.8	Chair of Meeting
The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: president of the Corporation, chair of the Board, or any other officer of the Corporation. If there is no such chair, or if at any meeting he or she is not present within 30 minutes after the time appointed for holding the meeting or is unwilling to act as chair, the shareholders present shall choose one of their number to be chair of the meeting.
11.9	Secretary
The secretary of the Corporation shall act as secretary of a meeting of shareholders of the Corporation. In the absence of the secretary of the Corporation or in the case of his or her disability or refusal to act, the chair of the meeting shall appoint a person, who need not be a shareholder, to act as secretary of the meeting.
11.10	Scrutineers
At each meeting of shareholders, one or more scrutineers may be appointed by a resolution of the meeting or by the chair with the consent of the meeting, to serve at the meeting. Such scrutineers need not be shareholders of the Corporation.
11.11	Persons Entitled to be Present
The only persons entitled to attend a meeting of shareholders are those entitled to vote at such meeting, the directors, the auditor of the Corporation and others who, although not entitled to vote, are entitled or required under the Act or other applicable law, the Articles or the Bylaws of the Corporation to be present at such meeting. The chair of a meeting of shareholders may permit or restrict attendance at such meeting by persons other than those enumerated above.
The chair of a meeting of shareholders may order the removal from the meeting of any person whose conduct, in the opinion of the chair, has prejudiced or is likely to prejudice, the orderly conduct of the meeting.
11.12	Record Date for Voting and Right to Vote
The Board may fix in advance a date, preceding the date of any meeting of shareholders by not more than 60 days and not less than 21 days, as a record date for the determination of the shareholders entitled to vote at the meeting, and notice of any such record date shall be given not less than 7 days before such record date in the manner provided in the Act. If a record date for voting is fixed under this section 11.12, the Corporation shall prepare, no later than 10 days after the record date, an alphabetical list of shareholders entitled to vote as of the record date at a meeting of shareholders that shows the number of shares held by each shareholder. If a record date for voting is not fixed under this section 11.12, the Corporation shall prepare, no later than 10 days after the record date for the determination of the shareholders entitled to notice of the meeting established under section 11.6, an alphabetical list of shareholders who are entitled to vote as of the record date that shows the number of shares held by each shareholder A shareholder whose name appears on a list prepared as set forth above, is entitled to vote the shares shown opposite their name at the meeting to which the list relates, and where any such shareholder subsequently transfers their shares prior to the meeting to which the list relates, the transferee shall not be entitled to vote the transferred shares at the meeting.
11.13	Joint Shareholders
If two or more persons hold shares jointly, any one of them present in person or represented by proxy at a meeting of shareholders may, in the absence of the other joint holders, vote the shares; but, if two or more of those persons are present in person or represented by proxy and vote, they shall vote as one the shares jointly held by them.
11.14	Votes to Govern
Subject to the provisions of the Act, the Articles and the Bylaws, all questions proposed for the consideration of the shareholders at a meeting shall be decided by a majority of the votes cast thereon. In case of an equality of votes either on a show of hands or on a ballot, the chair of the meeting shall be entitled to a second or casting vote in addition to the vote or votes to which he or she may be entitled as a shareholder.
11.15	Voting
Subject to the provisions of the Act, at all meetings of shareholders every question shall be decided by a show of hands unless a ballot is required by the chair of the meeting or is demanded by a shareholder or proxyholder present and entitled to vote. Upon a show of hands, every person present and entitled to vote has one vote regardless of the number of shares he or she represents. After a show of hands has been taken upon any question, the chair may require, or any shareholder or proxyholder present and entitled to vote may demand, a ballot upon the question. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot has been required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or not carried and an entry to that effect in the minutes of the meeting shall be prima facie evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the question.
For the purposes of this section, “show of hands” includes a vote conducted in whole or in part by means of a telephonic, electronic or other communication facility in accordance with the Act.
11.16	Ballots
On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require or any shareholder or proxyholder entitled to vote at the meeting may demand a ballot. A ballot so required or demanded shall be taken in such manner as the chair shall direct. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which he is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the Articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.
11.17	Proxyholders
Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, who need not be shareholders, to attend and act at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or his attorney and shall conform with the requirements of the Act.
11.18	Time for Deposit of Proxies
The Board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting by not more than 48 hours exclusive of non-business days, before which time proxies to be used at such meeting must be deposited with the Corporation or an agent thereof specified in such notice. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or, if no such time is specified in such notice, if it has been received by the Secretary of the Corporation or by the chair of the meeting or any adjournment thereof prior to the time of voting.
11.19	Participation in Meeting by Electronic Means
The Board may by resolution direct that the Corporation make available adequate communication facilities in accordance with the Act so as to permit attendance and voting at a meeting of shareholders by means of a telephonic, electronic or other communication facility.
11.20	Adjournment
The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place and, subject to the Act, no notice of the time and place for the holding of the adjourned meeting shall be required if the adjourned meeting is held in accordance with the terms of adjournment and if a quorum is constituted at the adjourned meeting. If there is not a quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated immediately after its adjournment.

Any business may be brought or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the original meeting.
12.	DIVISIONS AND DEPARTMENTS
12.1	Creation and Consolidation of Divisions
The Board may cause the business and operations of the Corporation or any part thereof to be divided or to be segregated into one or more divisions upon such basis, including without limitation, character or type of operation, geographical territory, product manufactured or service rendered, as the Board may consider appropriate in each case. The Board may also cause the business and operations of any such division to be further divided into sub-units and the business and operations of any such divisions or sub-units to be consolidated upon such basis as the Board may consider appropriate in each case.
12.2	Name of Division
Any division or its sub-units may be designated by such name as the Board may from time to time determine and may transact business under such name, provided that the Corporation shall set out its name in legible characters in all contracts, invoices, negotiable instruments and orders for goods or services issued or made by or on behalf of the Corporation.
12.3	Officers of Division
From time to time the Board may appoint one or more officers for any division, prescribe their powers and duties and settle their terms of employment and remuneration. The Board may remove at its pleasure any officer so appointed, without prejudice to such officer’s rights under any employ-ment contract. Officers of divisions or their sub-units shall not, as such, be officers of the Corporation.
13.	NOTICES
13.1	Method of Giving Notice
Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the regulations thereunder, the Articles, the Bylaws or otherwise to a shareholder, director, officer, auditor or member of a committee of the Board shall be sufficiently given to the person to whom it is to be given:
(i)	if delivered personally to the person to whom it is to be given; or
(ii)	if delivered (other than via mail) to his or her recorded address; or
(iii)	if mailed to him or her at his or her recorded address by prepaid ordinary or air mail; or
(iv)
if sent to him or her at his or her recorded address by any means of prepaid electronic notice/document; provided that the addressee has consented in writing to receipt of electronic notices/documents and has designated an information system for the receipt of electronic notices/documents.

A notice so delivered shall be deemed to have been given when it is delivered personally or to such address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and an electronic notice/document so sent by any means of transmitted or recorded communication shall be deemed to have been given when dispatched or delivered to the designated information system for dispatch. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor, or member of a committee of the Board in accordance with any information which he or she reasonably believes to be reliable.
For the purposes of this section, “recorded address” means that latest address (including electronic address) recorded in the records of the Corporation.
13.2	Notice to Joint Shareholders
All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be addressed to all of such persons and given to any of such persons and any notice or other document so given shall be sufficient notice of delivery of such document to all the holders of such shares.
13.3	Computation of Time
In computing the time when notice must be given under any provision requiring a specific number of hours notice of any meeting or other event, the hour of giving the notice and the hour of commencement of the meeting shall be excluded, and in computing the date when notice must be given under any provision requiring a specified number of days notice of any meeting or other event, the date of giving the notice shall be excluded and the date of the meeting or other event shall be included.
13.4	Waiver of Notice
Any shareholder (or the duly appointed proxy thereof), director, officer, auditor or member of a committee of the Board may at any time waive any notice or waive or abridge the time required for any notice required to be given under any provision of the Act, the regulations, the Articles or Bylaws of the Corporation or otherwise, and such waiver or abridgement shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the Board or a committee of the Board which may be given in any manner.
13.5	Accidental Omissions and Errors
The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the Board, or the non-receipt of any notice by any shareholder, director, officer, auditor or member of a committee of the Board or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.
13.6	Signatures to Notices
The signature of any director or officer of the Corporation to any notice may be written, stamped, typewritten or printed or partly written, stamped, typewritten or printed.
13.7	Notice Returned
Where notices or other documents required to be given by the Corporation to its shareholders have been sent to a shareholder at his or her latest address (including electronic address) recorded in the records of the Corporation and where, on three consecutive occasions, notices or other documents have been returned to the Corporation, the Corporation is not required to send to the shareholder any further notices or other documents until such time as the Corporation receives written notice from the shareholder requesting that notices and other documents be sent to the shareholder at a specified address.
13.8	Persons Entitled by Death or Operation of Law
Every person who, by operation of law, transfer, death of a shareholder or by any other means whatsoever, becomes entitled to shares is bound by every notice in respect of such shares which has been duly given to the registered holder from whom such holder derives title prior to such holder’s name and address being entered on the records of the Corporation (whether such notice was given before or after the happening of the event upon which such holder became so entitled) and prior to such holder furnishing to the Corporation the proof of authority or evidence of such holder’s entitlement prescribed by the Act.
13.9	Evidence of Notice
A certificate of any director or officer of the Corporation in office at the time of the making of the certificate as to facts in relation to the mailing or delivery or service of any notice or other document to any shareholder, director, officer or auditors or publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.
13.10	Combined Notice of General and Special Meeting
A special meeting of shareholders and the annual general meeting of shareholders of the Corporation may be convened by one and the same notice, and it shall be no objection to such notice that it only convenes the second meeting contingently on any resolution being passed by the requisite majority at the first meeting.
14.	EFFECTIVE DATE
14.1	Effective Date
These Bylaws shall come into effect when made by the Board in accordance with the Act.

ENACTED by the Board the ________ day of ____________, 2006.

President	Secretary

CONFIRMED by the shareholders in accordance with the Act on the __________ day of ______________, 2006.

Secretary

Schedule B

Revisions to the Employee Share Purchase Plan

CLAUDE RESOURCES INC.
EMPLOYEE SHARE PURCHASE PLAN

PROPOSED AMENDEMNT NO. 5

May 9, 2006

ARTICLE 1 - Purpose of Amendment

1.1
Claude Resources Inc. (the “Company”) established an employee share purchase plan (the “Plan”) effective as of August 1, 1996. The Company, on or about January 1, 2000, approved an amendment to the eligibility requirements for participation in the Employee Purchase Plan (“Amendment No. 1”) and an amendment to allow for the Board of Directors, from time to time and subject to receipt of required approvals, to make additional common shares of the Company available for issuance under the Plan (in addition to the original 250,000 common shares authorized in 1996 (“Amendment No.2”). In addition, an amendment to appoint Valiant Trust Company as trustee under the plan (“Amendment No.3”) was made November 28, 2003. Amendment No. 4 was made May 2004 to adjust to the eligibility requirements as well as certain housekeeping matters to avoid the issuance of fractional shares. Amendment No. 6 was made June 27, 2005 to further adjust eligibility requirements.

1.2	The Company wishes to formally amend the Plan to amend the eligibility requirements amended in Amendment No.1, Amendment No.4 and Amendment No. 6.

ARTICLE 2 - Amendment

2.1	Paragraph 3.1 (b) of Amendment No. 6 is hereby deleted and replaced with the following:

(a)
the employee is not then participating in the Management Stock Option Incentive Plan, or if the employee is then participating in the Management Stock Option Incentive Plan, the employee does not have options for more than 25,000 shares vested under Management Stock Option Incentive Plan. (should an employee’s vested options exceed the above amount at any time during a calendar year, the employee will be allowed to participate in the Employee Purchase Plan until the end of the calendar year)

(with an employee who meets the above qualification being herein sometimes referred to as an “Eligible Employee”).

All Eligible Employees as at December 31, 1995 are eligible to participate in the Employee Purchase Plan. All Eligible Employees who commenced employment after December 31, 1995 and have completed six (6) months employment may apply to join the Employee Purchase Plan effective January 1 of any following year. Notwithstanding the general procedures for enrollment, the Company may waive the eligibility requirements for selected individuals. Requests for such enrollments shall be approved by the Chief Executive Officer of the Company and forwarded to the Trustee.

ARTICLE 3 - Ratification

3.1.1	The Company hereby ratifies and confirms the Plan, as amend by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 6 and this Amendment No. 5.

IN WITNESS WHEREOF Claude Resources Inc. has executed this Employee Purchase Plan Amendment No. 5 effective as of the 9th day of May, 2006.

CLAUDE RESOURCES INC. Per:____________________________ Per:____________________________